
landng
Discover, activate and share
itineraries that inspire you.

We're live! Invest in Landng Inc. on Wefunder 🛬

Our community fundraising campaign on the investment platform Wefunder is now live! Help us reach our goal of $50k with investments starting at just $100, a key part of our overall $1.3M pre-seed raise. Let's build & grow Landng Inc. together. 🤝

Let's go!





Want to discuss first?

If you'd like to discuss the investment opportunity, please feel free to schedule time with us directly here.

Watch our Demo

Our demo videos for Travelers and Creators are available on our WeFunder page or in full view here.

Have questions? Either respond to this email or contact us at support@landng.travel

Download the press release

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Landng Inc., 1417 Ellsmere Ave, Los Angeles, California 90019

landng

Hi CONTACT.FIRSTNAME,

You're receiving this email because you're a part of our close network at Landng!

We are launching our equity fundraising campaign this Wednesday, June 1st on the investment platform Wefunder. But, over the next **2 days** we will be having a private launch for people in our network, part of which will have discounted terms.

We've been able to hit a number of big milestones over the past 6 months and this raise will help us accelerate that growth.

Over the past 6 months we've

- Signed on over 300 beta users 🚀
- Completed our MVP prototype for mobile & web 📱💻
- Left our corporate jobs to be dedicated full-time 👯

In the next 6 months we're looking to

- Kick-off development June 2022 👩‍💻👨‍💻
- Beta test & launch our platform 🛬
- Grow our user base of Travelers, Creators & Brands 📈

We would love for you to be a part of our journey and consider investing in Landng Inc. We chose to extend the opportunity to those that know us best and we want to share the upside of our success with you.

You can check out our Wefunder page here.

If you'd like to discuss the investment opportunity, please feel free to schedule time with us directly here.

Thank you!
Devon & Nacera


WEFUNDER landng
Only 1 day left until you can Invest in Landng Inc. on Wefunder

What is Landng Inc.?

At Landng, we help people experience the world through personalized itinerary discovery, powered by our Creator Marketplace, and we're on a mission to make the experience of travel planning frictionless, inclusive and creative.

Review our pitch deck

Our Story

We met in 2015 at our grad school orientation in Paris, FR. Our multicultural upbringings and love for travel created an instant connection. We're building Landng to solve the problem of travel content overload to help people create actionable trip plans and live inspired lives through travel.

Why Landng Inc. and why now?

The industry is evolving. Landng is the intersection of two of the most powerful drivers of travel content: User Generated Content (UGC) and Influencer Marketing.

- Travel and Tourism are primed for recovery
- The Creator Economy is booming
- Influencer Marketing Ad Spend is in the billions

Watch the demo

The Founders



Devon Keakulina DeAngelo

CEO, Co-founder | LinkedIn

Digital content & community strategist with 10+ years of experience in social media management for global brands. Passionate about identity & culture studies. Deep understanding of Pacific, North American & EU markets. Fluent in FR & EN.



Nacera Belal

COO, Co-founder | LinkedIn

PM with 10+ years experience across startups, agencies, & fortune 500 corporations. Passionate about social impact & cultural anthropology. MSc in International Management, with a specialization in Sustainability Systems. Fluent in FR & EN.

Have questions? Either book a call, respond to this email or contact us at support@landng.travel


WHY YOU'll LOVE
landng
0:03

aloha.from.paris ...

friends, & then personalize their travel plans into your own?

Meet @Landng.travel, your social travel planner. 🛬✨

On Landng, you'll be able to:

1️⃣ Discover authentic travel experiences
2️⃣ Co-create itineraries with friends
3️⃣ Activate travel plans with on-trip tools
4️⃣ Share past itineraries with your network

It's that easy!

Watch our Demo in my 'Landng' Stories highlight or on our @Wefunder page (link in bio).

Landng is the platform I wish I had every time I'm planning a trip.

We can't wait to build it so you can spend more energy enjoying travel and less energy on the pain points of the travel planning process.

DM me to learn more!

#Landng #Travel #Technology #Startup #Crowdfunding #Investment #PreSeed #TravelTech #CreatorMarketplace

38w

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0:00

aloha.from.paris

aloha.from.paris If you love traveling ✨, then you also know how hard it can be to plan a trip! 🫠

The process to source trip ideas, share them with your travel partners, debate, & then FINALLY agree on a plan, is a struggle we all know too well...

🤔 What if you could easily search for an itinerary curated by your favorite content creators from @Instagram, @Pinterest, @YouTube, Blogs, trusted Publishers + your friends, & then personalize their travel plans into your own?

Meet @Landng.travel, your social travel planner. 🛬✨

On Landng, you'll be able to:

1️⃣ Discover authentic travel experiences
2️⃣ Co-create itineraries with friends
3️⃣ Activate travel plans with on-trip tools
4️⃣ Share past itineraries with your network

It's that easy!

Watch our Demo in my 'Landng' Stories highlight or on our @Wefunder page (link in bio).

Landng is the platform I wish I had every time I'm planning a trip.

Boost post

154 views

JUNE 2, 2022

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READY FOR TAKE OFF
WEFUNDER

aloha.from.paris ...

aloha.from.paris It's official: our community fundraising campaign on the investment platform @wefunder is now live for @landng.travel! 🚀

Help us reach our goal of $50k with investments starting at just $100, a key part of our overall $1.3M pre-seed raise.

Let's build & grow Landng Inc. together. 🤝

Link in bio.

#Landng #Travel #Technology #Startup #Crowdfunding #Investment #PreSeed #TravelTech #CreatorMarketplace

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 38w

reflexmusic YES 🔥

38w **1 like** Reply

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JUNE 1, 2022

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T-1 DAYS TO
landng

aloha.from.paris

• Signed on over 300 beta users 🚀
• Completed our MVP prototype for mobile & web 📱💻
• Left our corporate jobs to be dedicated full-time 👯

In the next 6 months we're looking to:
• Kick-off development June 2022 👩‍💻👨‍💻
• Beta test & launch our platform 🛫
• Grow our user base of #Travelers, #Creators & #Brands 📈

We would love for you to be a part of our journey and consider investing in Landng Inc. We chose to extend the opportunity to those that know us best and we want to share the upside of our success with you!

In the meantime, you can watch our Demo video 👉 link in stories.

Let's go!

#Landng #Travel #Technology #Startup #Crowdfunding #Investment #PreSeed #TravelTech #CreatorMarketplace

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 38w

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MAY 31, 2022

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T-1 DAYS TO
landng

aloha.from.paris ···

aloha.from.paris Thank you to everyone that has been a part of our journey at @landng.travel so far. 🙏

We are launching our equity fundraising campaign tomorrow, June 1st, on the investment platform @Wefunder.

We've been able to hit a number of big milestones over the past 6 months and this raise will help us accelerate that growth.

Over the past 6 months we've:
• Signed on over 300 beta users 🚀
• Completed our MVP prototype for mobile & web 📱💻
• Left our corporate jobs to be dedicated full-time 👯

In the next 6 months we're looking to:
• Kick-off development June 2022 👩‍💻👨‍💻
• Beta test & launch our platform 🛫
• Grow our user base of #Travelers, #Creators & #Brands 📈

We would love for you to be a part of our journey and consider investing in Landng Inc. We chose to extend the opportunity to those that know us best and we want to share the upside of our success with you!

In the meantime, you can watch our Demo video 👉 link in stories.

Let's go!

View insights Boost post

Liked by **alohachika808** and **32 others**

MAY 31, 2022

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